UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

759757875

(CUSIP Number)

Christopher E. Diamantis

1143 Glendale Lane

Nashville, Tennessee 37204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757875	13D	Page 2 of 4

1.	Names of Reporting Persons Christopher E. Diamantis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 122,850,001
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 122,850,001
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,850,001
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.99%(1)
14.	Type of Reporting Person IN

(1) This percentage is based on 2,433,349,999 shares of common stock of the Issuer outstanding as of September 22, 2021, and 27,400,001 additional shares deemed to be outstanding upon conversion or exercise of other securities of the Issuer in accordance with the rules of the Securities and Exchange Commission. See Item 5.

CUSIP No. 759757875	13D	Page 3 of 4

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Schedule 13D, dated August 27, 2021, with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Rennova Health, Inc., a Delaware corporation (the “Issuer”). Except as expressly amended below, the Schedule 13D, dated August 27, 2021, remains in effect.

Item 4. Purpose of Transaction

As a result of conversions of the Issuer’s preferred stock by parties not including Mr. Diamantis, the Issuer had 2,433,349,999 shares of Common Stock issued and outstanding as of September 22, 2021. Mr. Diamantis has not effected any transactions in the securities of the Issuer since the Exchange Agreement previously disclosed in the Schedule 13D, dated August 27, 2021. Because of the significant increase in the number of issued and outstanding shares of Common Stock since that date, however, Mr. Diamantis’ beneficial ownership has correspondingly decreased to 4.99% as of September 22, 2021.

Item 5. Interest in Securities of the Issuer

As of September 22, 2021, Mr. Diamantis may be deemed to beneficially own 122,850,001 shares of Common Stock (or approximately 4.99% of the total number of shares then deemed outstanding), which consists of 95,450,000 shares of Common Stock owned of record by Mr. Diamantis and 27,400,001 shares of Common Stock issuable upon conversion of the Series M Convertible Redeemable Preferred Stock (the “Series M Preferred Stock”) and/or exercise of the Warrants to purchase shares of Common Stock owned of record by Mr. Diamantis. Mr. Diamantis owned, as of September 22, 2021, 20,810 shares of Series M Preferred Stock and Warrants to purchase 47,500,000 shares of Common Stock. The Series M Preferred Stock and the Warrants, however, are each subject to a beneficial ownership limitation of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion or exercise, as the case may be. As a result, the Series M Preferred Stock and the Warrants owned by Mr. Diamantis are only partially convertible or exercisable into shares of Common Stock as of September 22, 2021. To the extent the issued and outstanding shares of Common Stock continue to increase, more shares will be issuable upon conversion of the Series M Preferred Stock or upon exercise of the Warrants. In no event, however, may they be issuable upon conversion or exercise above the 4.99% limitation. Subject to such limitation, (i) each share of Series M Preferred Stock is convertible into the number of shares of Common Stock equal to the product of the stated value of the share ($1,000) divided by 90% of the average closing price of the Common Stock on the 10 trading days immediately prior to the conversion date and (ii) the Warrants are exercisable at $0.007 per share (subject to adjustment).

CUSIP No. 759757875	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2021	/s/ Christopher E. Diamantis
Christopher E. Diamantis